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                                                                    Exhibit 99.1

(TECHFAITHWIRELESS LOGO)

                          TECHFAITH APPOINTS DR. KEN LU
              AS INDEPENDENT DIRECTOR AND AUDIT COMMITTEE CHAIRMAN

BEIJING, CHINA - AUGUST 21, 2006 - China Techfaith Wireless Communication Technology Limited, (Nasdaq: CNTF), a handset application software and handset solution provider based in China, today announced the appointment of Dr. Ken Lu as an independent director and the audit committee chairman. Dr. Lu replaces Peter Clarke, who recently resigned from the company's board of directors due to personal reasons, and brings the board in full compliance with relevant Nasdaq corporate governance rules.

Defu Dong, TechFaith's Chairman and CEO, said, "Dr. Ken Lu's extensive finance and operations expertise speaks for itself. He joins China TechFaith at an important time and we expect to benefit from his experience and insight as we move forward to execute on our long-term business model."

Dr. Ken Lu is the founder and managing director of APAC Capital Advisors Limited, an investment management company focusing on the Greater China markets. Prior to founding APAC Capital, Dr. Lu worked as a research analyst at a number of leading investment banks, including JP Morgan and Credit Suisse (formerly Credit Suisse First Boston or CSFB). He served as the Head of China Research at CSFB from October 2001 to May 2004, managing a team of over 10 research analysts and directing CSFB's overall China research products.

Dr. Lu is a native of Beijing although he has lived overseas for the last twenty years. He holds a Bachelor of Science degree from the Beijing University, a Master of Science degree from the Brigham Young University, and a Ph. D. degree in finance from the University of California, Los Angeles.

Due to Peter Clarke's resignation, TechFaith received a Nasdaq Staff Deficiency Letter on August 18, 2006 indicating that the company failed to comply with the majority independent board and three-member audit committee requirements set forth in Marketplace Rules 4350(c) and 4350(d)(2) during the short interim period between Mr. Clarke's resignation and August 18, 2006. The same letter also states that TechFaith has regained compliance with Marketplace Rules as a result of Dr. Lu's appointment referenced above.

ABOUT TECHFAITH

TechFaith (NASDAQ: CNTF) is one of the largest handset application software and handset solution providers. Based in China, the Company employs approximately 2,600 professionals, of whom 90% are engineers. TechFaith's three business units are handset design, application software, and smartphone and pocket PC. With the capability of developing MMI / UI software on GSM/GPRS, CDMA1X, EVDO, WCDMA/UMTS, HSDPA and TD-SCDMA communication technologies, TechFaith is able to provide MMI/UI software packages that fulfill the specifications of handset brand owners and major global operators. Having a full range of wireless application software including WAP, Java, MMS, WWW browser, SyncML and DRM, TechFaith is also providing total solutions for upper layer software of handsets. In addition, TechFaith is developing smart phone software based on open operating systems including Linux and Windows Mobile, and capable of implementing high-end smart phones integrating Bluetooth, WiFi, high mega pixel cameras etc. based on different communication technologies according to special requirements of customers. TechSoft, the Company's newly established entity with Qualcomm's capital investment is focusing on the development of application software for wireless devices. For more information, please visit www.techfaithwireless.com.


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SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as TechFaith's strategic and operational plans, contain forward-looking statements. TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TechFaith's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, TechFaith's limited operating history, mobile handset brand owners' discontinuation or reduction of the use of independent design houses, TechFaith's ability to retain existing or attract additional international customers, TechFaith's earnings or margin declines, failure of competing against new and existing competitors, and other risks outlined in TechFaith's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACTS:

In China:                               In the U.S.:
Ms. Helen Zhang                         David Pasquale, EVP at The Ruth Group
Tel: 86-10-5822-7390                    Tel:+646-536-7006
ir@mail.techfaith.cn                    dpasquale@theruthgroup.com


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